FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 24, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                     )

Enclosure:  Press Release dated March 24, 2005

		Buhrmann NV
		For more information:
		Buhrmann Corporate Communications
		Ewold de Bruijne
		Telephone +31 (0)20 651 10 34
		ewold.de.bruijne@buhrmann.com
PRESS RELEASE
		Analysts / investors can contact:
Date	24 March 2005	Buhrmann Investor Relations
Number	006	Carl Hoyer
		Telephone +31 (0)20 651 10 42
		carl.hoyer@buhrmann.com

BUHRMANN ANNOUNCES SUCCESSFUL OUTCOME OF TAKE-UP OF ITS RIGHTS ISSUE

Buhrmann announces today that a total 95% of the rights were exercised in its EUR 250 million capital increase. Approximately 6.3 million rights remained unexercised at the end of the subscription period.

The distribution of rights to existing Buhrmann shareholders of record on 14 March 2005 was made on the basis of one right per share. New shares could be subscribed at a price of EUR 6.37 per new Buhrmann share, based on a subscription ratio of 2 new shares for 7 rights.

The 1,806,316 new shares (the rump) underlying the 6,322,106 rights remaining unexercised after the end of the subscription period on 23 March 2005 will be placed today through an international private placement or through sales in the market.

Holders of unexercised rights will receive a cash payment per unexercised right, subject to certain conditions, based on the difference, if positive, between the placement price of the rump (minus any related fees and/or taxes) and the subscription price of EUR 6.37, multiplied by the subscription ratio (2 for 7). Any payment relating to unexercised rights will be made shortly after the expected closing date of 31 March 2005.

As previously announced, Buhrmann will use the proceeds of the capital raising to partly finance the repurchase of its Preference Shares C.

The settlement and delivery of the new Buhrmann shares is expected to take place on or about 31 March 2005.

Note to editors:

Financial calendar:

Annual General Meeting of Shareholders	- 14 April 2005
Publication of first quarter results 2005	- 3 May 2005

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2004. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements.

All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this press release. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between Dutch GAAP and IFRS.  IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS.Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Disclaimer

This communication does not contain or constitute any invitation or inducement to engage in investment activity. This communication is directed only at persons who (1) are outside the United Kingdom; (2) have professional experience in matters relating to investments; (3) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (4) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the transaction and the rights issue may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”‘). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilization / FSA

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States absent registration or an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: March 24, 2005